EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Sold	Price Per Share*
May 10, 2017	200	$13.96
May 11, 2017	271,429	$13.95
May 12, 2017	7,518	$13.95
May 15, 2017	34,242	$13.95

*The Price Per Share reported above reflects multiple transactions at the same price on each day.